U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC File Number:  000-32691                        CUSIP Number: 640690 40 0

(Check One)[X]Form 10-K [ ]Form 20-F[ ] Form 11-K [ ] Form 10-Q
[ ]  Form N-SAR [ ]  Form N-CSR           For Period Ended    June 30, 2008

            [ ]   Transition Report on Form 10-K
            [ ]   Transition Report on Form 20-F
            [ ]   Transition Report on Form 11-K
            [ ]   Transition Report on Form 10-Q
            [ ]   Transition Report on Form N-SAR
            For the Transition Period Ended:  not applicable
____________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify
Item(s) to which the notification relates:  Not Applicable
____________________________________________________________________________

PART I -- REGISTRANT INFORMATION
____________________________________________________________________________

Neptune Industries, Inc.
____________________________________________________________________________
Full name of Registrant

____________________________________________________________________________
Former Name if Applicable

21218 St. Andrews Drive, Suite 645
____________________________________________________________________________
Address of Principal Executive Office (Street and Number):

Boca Raton, FL 33433
____________________________________________________________________________
City, State and Zip Code:


PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

Certain information needed to complete the financial statements could not be obtained in a timely fashion to provide to the independent auditors, who have been unable to complete the audit of the financial statements for the fiscal year ended June 30, 2008, necessitating the delay in filing. The audit is underway and is expected to be completed during the week of October 6, 2008, and the Form 10-KSB will be filed prior to the expiration of the additional 15 day period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

 Robert Hipple                     321                       433-1136
    (Name)                      (Area Code)              (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [ X ]  Yes        [     ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [    ]  Yes        [ X ]  No

If so, attach an explanation of the anticipated change, both naratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Neptune Industries, Inc.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 26, 2008                    By: /s/ Ernest Papadoyianis
                                                 ------------------------
                                                 Ernest Papadoyianis
                                                 Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal violations (see 18 U.S.C. 1001).